

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2024

Yan Ping Sheng
Chief Executive Officer
China Teletech Holding Inc.
16th Floor, North Tower,
528 Pudong South Road
Shanghai, China 200120

       Re: China Teletech Holding Inc.
            Amendment No. 2 to
            Registration Statement on Form 10-12G
            Filed October 31, 2024
            File No. 000-56680

Dear Yan Ping Sheng:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology

cc: Rhonda Keaveney, Agent